UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
MARKET REGULATION

Document Control
No Act
P.E. 12-2-02

02067322

December 2, 2002

Eric W. Wooley, Esq.
Sullivan & Cromwell
125 Broad Street
New York, New York 10004

Act	Securities Exchange Act of 1934
Section	Regulation M
Rule	Rule 101
Public Availability	12-2-02

Re: The Republic of Colombia
File No.: TP 03-25

Dear Mr. Wooley:

In your letter dated December 2, 2002, as supplemented by conversations with the staff, you request on behalf of Goldman, Sachs & Co. and Deutsche Bank Securities (together the Underwriters) and their affiliates, an exemption from Rule 101 of Regulation M in connection with the sale by Colombia of a new issue of U.S. dollar-denominated unsecured global bonds due 2013 (New Bonds). Specifically, you seek an exemption to permit the Underwriters and their affiliates to act as market makers in the New Bonds while participating in the distribution of the New Bonds. We have attached a copy of your letter to avoid reciting the facts that it presents. Unless otherwise noted, each defined term in this letter has the same meaning as defined in your letter.

Response:

On the basis of your representations and the facts presented, but without necessarily concurring in your analysis, the Commission hereby grants an exemption from Rule 101 to permit the Underwriters and their affiliates, in connection with their role as market makers, to bid for, purchase, and solicit the purchase of the New Bonds during the applicable restricted period for the distribution of the New Bonds. In particular, this exemption is based on the facts that: Colombia is a sovereign government whose financial affairs are widely reported on; the market for the New Bonds is expected to be highly liquid and to have significant depth of trading; the Underwriters estimate that approximately 10 dealers are expected to regularly place bids and offers for the New Bonds, of which approximately 5 are expected to be continuous market makers; the Underwriters estimate that daily purchases and sales of the New Bonds by the

Underwriters and their affiliates will not account, on average, for more than 20% of the average daily trading volume in the New Bonds; the New Bonds are expected to trade primarily on the basis of a spread to the United States Treasury security with a corresponding maturity, in a manner similar to trading in investment grade debt securities; the New Bonds are expected to be rated Ba2 by Moody's Investment Services, Inc. and BB by Standard & Poors; as of September 30, 2002, Colombia's public sector external debt aggregated approximately U.S. $22.2 billion in principal amount; and the Offering will be made pursuant to Colombia's effective shelf registration statement filed with the Commission under the Securities Act of 1933. This exemption is subject to the following conditions:

1. The Underwriters and their affiliates shall provide to the Division of Market Regulation (Division) upon request, a daily time-sequenced schedule of all transactions in the New Bonds made during the period commencing five business days prior to the pricing of the Offering, and ending when the distribution in the United States is completed or abandoned, on a transaction-by-transaction basis, including:

    a. size, broker (if any), time of execution, and price of the transactions,
    b. the exchange, quotation system, or other facility through which the transactions occurred, and
    c. whether the transactions were made for a customer account or a proprietary account.

The records required pursuant to this exemption shall be maintained by the Underwriters and their affiliates for at least two years from the date of the termination of the Offering.

2. The prospectus supplement for the Offering shall disclose that the Underwriters and certain affiliates have been exempted, consistent with this letter, from the provisions of Rule 101.

The foregoing exemption from Rule 101 is based solely on your representations and the facts presented, and it is strictly limited to the application of this rule to the proposed transactions. Such transactions should be discontinued, pending presentation of the facts for our consideration, if any material change occurs with respect to any of those facts or representations.

In addition, persons relying on this exemption are directed to the anti-fraud and anti-manipulation provisions of the federal securities laws, including Sections 9(a) and 10(b) of the Securities Exchange Act of 1934 (Exchange Act), and Rule 10b-5 thereunder. Responsibility for compliance with these and any other provisions of the federal or state securities laws must rest with the Underwriters and their affiliates. The Division expresses no view with respect to any other questions that the proposed transactions may raise, including, but not limited to, the adequacy of disclosure concerning, and the applicability of other federal and state laws or Exchange Act rules to the proposed transactions.

For the Commission, by the
Division of Market Regulation,
pursuant to delegated authority,

James A. Brigagliano

James A. Brigagliano
Assistant Director

SULLIVAN & CROMWELL

TELEPHONE: 1-212-558-4000
FACSIMILE: 1-212-558-3588
WWW.SULLCROM.COM

125 Broad Street
New York, NY 10004-2498

LOS ANGELES • PALO ALTO • WASHINGTON, D.C.
FRANKFURT • LONDON • PARIS
BEIJING • HONG KONG • TOKYO
MELBOURNE • SYDNEY

December 2, 2002

Office of Risk Management and Control,
Division of Market Regulation,
Securities and Exchange Commission,
450 Fifth Street, N.W.,
Washington, D.C. 20549.

Attention: James A. Brigagliano

Re: The Republic of Colombia ("Colombia")

Dear Mr. Brigagliano:

We are writing on behalf of Goldman, Sachs & Co. ("Goldman, Sachs") and Deutsche Bank Securities ("Deutsche Bank", and together with Goldman, Sachs, the "Underwriters") and certain of their affiliates* to request an exemption from Rule 101 ("Rule 101") of Regulation M under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with respect to the trading activities of the Underwriters and their affiliates in connection with the sale by Colombia of a new issue of U.S. dollar-denominated unsecured global bonds due 2013 (the "New Bonds"). The size of the New Bonds issue is currently expected to be approximately U.S.$500 million principal amount.

I. FACTS

The Offering of the New Bonds

The New Bonds are proposed to be offered by the Underwriters (the "Offering"), with closing expected to take place in early December, 2002. The Offering will be made pursuant to Colombia's effective shelf registration statement, and the terms

* For purposes of this letter, affiliate means any person that directly or indirectly controls, is controlled by, or is under common control with, the Underwriters.

and conditions of the Offering will be described more fully in a prospectus supplement to be prepared in connection with the Offering.

Colombia's External Debt

At September 30, 2002, Colombia's total public sector external debt aggregated approximately U.S.$22.2 billion in principal amount.

Market for the New Bonds

The principal market for trading in the New Bonds in the United States and outside the United States is expected to be the over-the-counter interdealer market (the "OTC Market"). In addition, the New Bonds are expected to be listed on the Luxembourg Stock Exchange (although they are not expected to trade actively on such exchange).

The Underwriters estimate that approximately 10 dealers are expected to regularly place bids and offers for the New Bonds, of which approximately 5 are expected to be continuous market makers. The Underwriters act as market makers in other debt securities issued by Colombia (and are expected to act as market makers in the New Bonds) in connection with their general trading activities. The Underwriters estimate that daily purchases and sales of the New Bonds by the Underwriters and their affiliates will not on average account for more than 20% of the average daily trading volume in the New Bonds. Bid and ask prices for the New Bonds in the OTC Market are expected to be widely available, via display on interdealer broker screens, display on Telerate, Reuters and Bloomberg electronic information services and otherwise.

Although the New Bonds are not expected to be rated investment grade by a nationally recognized statistical rating organization (like other long-term foreign currency indebtedness of Colombia, the New Bonds are expected to be rated Ba2 by Moody's Investor Services, Inc. and BB by Standard & Poors), the Underwriters have informed us that the New Bonds are expected to trade primarily on the basis of a spread to United States Treasury securities with corresponding maturities in a manner similar to trading in investment grade debt securities and in contrast to trading in many issues of high yield debt securities. Moreover, the Underwriters have informed us that the New Bonds are expected to trade with a bid-ask spread of about ¼ to ½ of a point, which is consistent with bid-ask spreads for investment grade debt securities but tighter than the typical bid-ask spreads for high yield debt securities.

II. REQUESTED RELIEF AND POLICY BASIS

Rule 101 is an anti-manipulation rule that, subject to certain exceptions, prohibits persons involved in a distribution of securities from bidding for or purchasing, or inducing others to bid for or purchase, such securities until they have completed their participation in the distribution.

Absent exemption therefrom, Rule 101 will force the Underwriters to be absent from the market for, and be unable to make a market in, the New Bonds for the period beginning five business days prior to the pricing of the Offering and ending upon their completion of participation in the distribution of the New Bonds. Moreover, absent exemption from Rule 101, the Underwriters will likely be unable to provide additional liquidity during the first few hours and, even, days of trading in the New Bonds, disrupting an otherwise orderly market with potentially serious consequences.

In order to avoid these serious consequences, and because we believe that the policies and purposes underlying Rule 101 would not have been furthered by applying Rule 101 in this context, we hereby request the Securities and Exchange Commission, acting pursuant to paragraph (d) of Rule 101, to exempt the Underwriters and their affiliates from the prohibitions of Rule 101 with respect to trading activities relating to the New Bonds during the restricted period specified in Rule 101.

Exemption from the prohibitions of Rule 101 in the context of this transaction is, in our view, warranted for the following reasons:

(a) Purchases by the Underwriters are unlikely to have a significant impact on the price of the New Bonds due to (i) the expected high liquidity and significant depth of the trading market in the New Bonds, (ii) the large number of dealers expected to regularly place bids and offers for, or continuously make markets in, the New Bonds, (iii) the fact that the New Bonds are expected to trade primarily on the basis of spreads to the United States Treasury securities with the most nearly equal maturity date (in a manner similar to trading in investment grade debt securities and in contrast to trading in many issues of high yield debt securities) and (iv) the fact that the New Bonds are expected to trade with a narrow bid-ask spread consistent with that for investment grade debt securities but tighter than that typical for high yield debt securities.

(b) Although the New Bonds are not expected to be rated investment grade (but, rather, are expected to be rated Ba2/BB), the Underwriters believe that the New Bonds will trade in a manner similar to that of investment grade debt securities (see paragraph (a) above). Accordingly, the same considerations that led to the exemption for investment grade debt securities contained in Rule 101(c)(2) would apply to the New Bonds as well.

(c) Colombia is a sovereign whose financial affairs are widely reported on, the Offering is expected to be global in nature rather than domestic and the investor base is expected to be highly institutional.

(d) Previously, when Brazil, Argentina, Mexico, Panama and Venezuela conducted global bond offerings, the Commission granted exemptions from Rule 101 and, in some cases, Rule 102 (or then-existing Rule 10b-6 under the Exchange Act) to allow trading in the securities being distributed under similar circumstances. The policy reasons underlying the exemptions given in those transactions should apply in this case as well.

* * *

Please call me at (212) 558-3967 or Ann Bailen Fisher at (212) 558-3484 with any questions you may have concerning this request.

Very truly yours,

Eric W. Wooley